UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: resolutions in relation to its Board of Directors and its Committees	2

TELEFÓNICA, S.A. (“Telefónica” or the “Company”), in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Board of Directors of Telefónica, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, unanimously adopted, at its meeting held today, the following resolutions in relation to its Board of Directors and its Committees:

1º.     Changes relating to the Board of Directors:

-To accept the voluntary resignations presented by Mr. Peter Erskine (Director Other External) and Mr. Juan Ignacio Cirac Sasturain (Independent Director) from their positions as Directors of Telefónica, for personal reasons and in order to contribute to the process of orderly renewal of the Board of Directors of Telefónica.

The Board of Directors has expressed its gratitude for the services rendered to Telefónica during their respective tenures.

Consequently, Mr. Peter Erskine and Mr. Juan Ignacio Cirac Sasturain are no longer members of the Board of Directors' Committees of which they were members. In particular, Mr. Erskine was Chairman of the Strategy and Innovation Committee and Member of the Nominating, Compensation and Corporate Governance Committee. Mr. Cirac Sasturain was Member of the Regulation and Institutional Affairs Committee and of the Strategy and Innovation Committee.

-In order to fill the vacancies described above, and at the proposal of the Nominating, Compensation and Corporate Governance Committee, to appoint Mr. Alejandro Reynal Ample and Ms. Solange Sobral Targa, both as Independent Directors, to the Board of Directors of Telefónica, by interim appointment procedure.

2º.     Changes relating to the Board of Directors’ Committees:

-In order to simplify and adapt the organizational structure of the Board of Directors' Committees to the current composition of the Company's governing body, and to strengthen the strategic definition and supervision function of the Company's Board of Directors: i) to eliminate the Strategy and Innovation Committee, and ii) to integrate the Regulation and Institutional Affairs Committee and the Sustainability and Quality Committee into a single Committee, which will be renamed as the Sustainability and Regulation Committee.

-To appoint Member of the Executive Commission Ms. Claudia Sender Ramírez.
-To appoint Member of the Audit and Control Committee Ms. María Luisa García Blanco.
-To appoint Member of the Nominating, Compensation and Corporate Governance Committee Ms. Verónica Pascual Boé.
-To appoint Members of the new Sustainability and Regulation Committee Mr. Francisco Javier de Paz Mancho, Mr. José María Abril Pérez, Ms. María Luisa García Blanco, Ms. Carmen García de Andrés, Ms. María Rotondo Urcola and Ms. Solange Sobral Targa.
-Likewise, the new Sustainability and Regulation Committee has agreed to appoint Mr. Francisco Javier de Paz Mancho as its Chairman.
Consequently, the composition of the Committees is the following:

Executive Commission

- Mr. José María Álvarez-Pallete López (Chairman)
- Mr. Isidro Fainé Casas
- Mr. José María Abril Pérez
- Mr. José Javier Echenique Landiríbar
- Mr. Ángel Vilá Boix
- Mr. Peter Löscher
- Mr. Francisco Javier de Paz Mancho
- Ms. Claudia Sender Ramírez

Audit and Control Committee

- Mr. Peter Löscher (Chairman)
- Mr. José Javier Echenique Landiríbar
- Ms. María Luisa García Blanco
- Ms. Carmen García de Andrés
- Ms. María Rotondo Urcola

Nominating, Compensation and Corporate Governance Committee

- Mr. José Javier Echenique Landiríbar (Chairman)
- Ms. María Luisa García Blanco
- Mr. Peter Löscher
- Ms. Verónica Pascual Boé
- Mr. Francisco Javier de Paz Mancho

Sustainability and Regulation Committee

- Mr. Francisco Javier de Paz Mancho (Chairman)
- Mr. José María Abril Pérez
- Ms. María Luisa García Blanco
- Ms. Carmen García de Andrés
- Ms. María Rotondo Urcola
- Ms. Solange Sobral Targa

In Madrid, December 13, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	December 13, 2023	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors